UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

Unilens Vision Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

904907201
(CUSIP Number)

Peter H. Kamin One Avery Street, 17B Boston, MA 02111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ______904907201______

1. Name of Reporting Persons: Peter H. Kamin Roth IRA

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds: working capital

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: 246,962

8. Shared Voting Power

9. Sole Dispositive Power

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 246,962

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11: 14.1%

14. Type of Reporting Person: OO

Item 1. Security and Issuer

This statement relates to shares of the Common Stock, $0.001 par value per share (the “Shares”), of Unilens Vision Inc., a Delaware corporation (the “Issuer”).   The address of the principal executive offices of the Issuer is 10431 72nd Street, North Largo, Florida 33777.

Item 2. Identity and Background

(a) This statement is filed by the Peter H. Kamin Roth IRA.

(b) The principal business address of the Reporting Person is One Avery Street, 17B, Boston, MA 02111.

(c) Peter H. Kamin manages investments on behalf of himself and his family. The Roth IRA is a retirement account managed by Mr. Kamin for the benefit of himself and his beneficiaries.

(d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Peter H. Kamin Roth IRA was organized in Massachusetts.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used in purchasing the Common Stock was working capital. The total cost for purchasing the Common Stock was $1,005,953.

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Person may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 246,962 shares of Common Stock, which represents approximately 14.1% of the Company’s outstanding shares of Common Stock.

The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based on the 1,750,832 shares of Common Stock reported to be outstanding as of February 14, 2014 by the Company in its Form 10-Q as filed with Securities and Exchange Commission.

(b)	Peter H. Kamin has sole voting power and sole dispositive power with respect to all of the shares of Common Stock held by the Reporting Person.
(c)	Not Applicable
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETER H. KAMIN ROTH IRA

Date: May 8, 2014	By:	/s/ Peter H. Kamin
Authorized Person

CUSIP No. ______904907201______

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Date	Shares of Common Stock Purchased	Price Per Share
4/29/14	5,700	6.0064
4/30/14	4,100	6.0516
5/01/14	15,482	6.0676
5/07/14	2,600	6.0939